THE CUTLER TRUST
INVESTMENT ADVISORY AGREEMENT

Schedule A

Advisory Fees

Fee as a % of the
Annual Average Daily
Fund	Net Assets of the Fund

Cutler Equity Fund	0.75%

Cutler Income Fund	0.50%

Accepted and Agreed with respect to the Cutler Income Fund effective this __ day of September 2012:

THE CUTLER TRUST

By:
Erich M. Patten
President

CUTLER INVESTMENT COUNSEL, LLC

By:
Matthew C. Patten
President